

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 21, 2007

Ms. Margaret K. Dorman
Senior Vice President, Chief Financial Officer and Treasurer
Smith International, Inc.
411 North Sam Houston Parkway, Suite 600
Houston, Texas 77060

> **Re: Smith International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 001-8514**

Dear Ms. Dorman:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Business, page 2

Raw Materials, page 7

1.	We understand you own mines for production of barite and bentonite to be used in the manufacturing of fluid systems. Please revise your filing to include the disclosures required by the SEC's Industry Guide 7. Additionally, please tell us and disclose how you account for the costs associated with your mining activities in your financial statements and footnotes.

Financial Statements

3. Business Combinations, page 37

2.	You state you completed seven acquisitions for a total purchase price of $226.7 million, of which $129.3 million is recorded as goodwill during fiscal year 2006. Tell us if this goodwill amount relates to a particular acquisition or if it is distributed among the seven acquisitions made. Please also address why you were able to acquire these businesses for significantly less than their fair value.

17. Commitments and Contingencies, page 51

Litigation, page 51

3.	We note management relies upon the opinion of external legal counsel in making judgments regarding whether a loss is probable and can be reasonably estimated to determine if an accrual is necessary. Please revise the disclosure to name the external legal advisors relied upon and provide their consent as an expert. Refer to Section 7(a) of the Securities Act of 1933.

Environmental, page 52

4.	Please expand your disclosure to state your expectation of the impact of differences between actual future environmental costs and estimated liabilities on your cash flows. We note you do not expect a material impact on your financial position or results of operations. Please also make similar disclosures as it relates to other legal proceedings arising in the ordinary course of business.

Closing Comments

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief